SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS, S.A.

21 April 2006

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 10 ON THE AGENDA:

(To resolve on a share capital increase in the amount of 338,656,950 Euros, by means of incorporation of share premiums in the amount of 91,704,891 Euros, statutory reserves in the amount of 121,523,559 Euros and a special reserve relating to the cancellation of treasury shares in the amount of 125,428,500 Euros, through an increase in the par value of all shares representing the Company’s share capital by an amount equal to 30 Euro cents, whereby the par value of each share will be 1.30 Euros, with the corresponding amendment to paragraphs 1 and 2 of article 4 of the Articles of Association)

Whereas:

A) Under the provisions of article 91 of the Portuguese Companies Code, a company may increase its share capital by incorporation of reserves available for such purpose;

B) Under article 295 of the Portuguese Companies Code, reserves created by share premiums are subject to the system of rules for the legal reserve, and may only be used for purposes provided for in article 296 of the Portuguese Companies Code, i.e. to cover the portion of losses reflected in the balance sheet for the financial year that may not be covered by the use of other reserves, to cover the portion of retained losses from the previous financial year that can neither be covered by the profit of the financial year nor by the use of other reserves, or for incorporation in the capital;

C) The balance sheet to be approved by this General Meeting of Shareholders for the 31 December 2005 evidences share issuance premiums in an amount of 91,704,891 Euros, legal reserves in an amount of 179,229,361 Euros and an own share cancellation special reserve in an amount of 125,428,500 Euros;

D) In view of such a large amount of reserves on the balance sheet, namely those created by share issuance premiums resulting from capital increases carried out in previous years and own share cancellation special reserves created in 2004 and 2005, it is pressing to incorporate such sum, as well as a part of the sum of the legal reserve, in the Company’s share capital by means of a capital increase by incorporation of reserves;

E) This proposal is consistent with the Company’s strategy of reinforcing competitiveness and creating shareholder value through the promotion of efficiency, business portfolio diversification and increases in financial stability, simultaneously ensuring a greater range provided by a more flexible net equity;

F) This proposal combined with the one under the next item on the agenda will permit a considerable improvement in the Company’s share capital / net equity ratio;

We propose that it be resolved:

1) To increase the share capital of the Company by 338,656,950 Euros, from 1,128,856,500 Euros to 1,467,513,450 Euros, with such increase being through the incorporation of share issuance premiums, legal reserves and own share cancellation special reserve, under the following terms:

- Form of the capital increase: by incorporation of reserves;

- Total amount of the capital increase: 338,656,950 Euros;

- Par value of all shares: increase in the par value of all shares representing the share capital by 30 Euro cents, the par value of each share becoming 1.30 Euros;

- Reserves to be incorporated in the capital: share issuance premiums equivalent to 91,704,891 Euros, legal reserves equivalent to 121,523,559 Euros and own share cancellation special reserve equivalent to 125,428,500 Euros, as evidenced on the balance sheet for the 31 December 2005 approved under item two on the agenda;

- Term of payment of the contributions: on the date of execution of the notarial instrument relating to the capital increase;

- Participants in the capital increase: all shareholders in the Company, also participating in the share capital increase the shares held by the Company or its dependent companies;

2) That, further to the share capital increase proposed, paragraphs 1 and 2 of article 4 of the Articles of Association are amended and shall read as follows:

“Article 4
Share capital

1. The share capital is one thousand four hundred seventy-seven million, five hundred thirteen thousand, four hundred fifty Euros, and it is fully paid up.

2. The share capital is represented by one thousand one hundred twenty-eight million, fifty-six thousand, five hundred shares, with par value of one Euro and thirty Euro cents each, with the following distribution:

a) One thousand one hundred twenty-eight million eight hundred fifty-six thousand ordinary shares;

b) Five hundred class A shares.

3. […].

4. […].”

3) To approve a possible readjustment of the conversion ratio of the convertible bonds issued by the Company, which issue was approved by a resolution of the General Meeting of Shareholder of the 5 February 2001 and by resolutions of the Board of Directors of the 22 and 29 November 2001, under the terms contained in the conditions for issuance of such bonds, to which this resolution may give rise, to be calculated and implemented by the Board of Directors;

4) That the Board of Directors be authorized to define the timing of implementation of this resolution with the implementation of the resolution under item 8 on the agenda, with the amount of capital resulting from the increase resolved herein being adjusted in the event the capital reduction by the cancellation of own shares resolved under item 8 on the agenda has already been entirely or partially implemented on the date of implementation of this resolution;

5) That in the case provided for in the foregoing paragraph, the wording of paragraphs 1 and 2 of article 4 of the Articles of Association be deemed automatically and proportionally adjusted;

6) That this capital increase resolution be subject to the condition of approval of the balance sheet by the General Meeting of Shareholders as set out under item 2 on the agenda;

7) That this resolution be subject to the condition of approval of the amendment to the Articles of Association of item 9 on the agenda.

Lisbon, 6 March 2006

The Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 7, 2006

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.